BLUE EARTH INC.
2298 Horizon Ridge Parkway, Suite 205
Henderson, NV 89052

December 1, 2014

Mara L. Ransom, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Blue Earth, Inc.
Registration Statement on Form S-3
Last Filed November 26, 2014
File Number:  333-200107

Dear Ms. Ransom:

The Company respectfully withdraws the acceleration request dated November 26, 2014 for the above-captioned Registration Statement.

BLUE EARTH, INC.

By:  /s/ Johnny R. Thomas

        Johnny R. Thomas, Chief Executive Officer